Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated October 22, 2018

Registration No. 333-217584

October 22, 2018

$500,000,000 4.400% Senior Notes due 2025

Summary of Final Terms and Details of the Issue

Issuer:	Constellation Brands, Inc.

Principal Amount:	$500,000,000 aggregate principal amount.

Title of Securities:	4.400% Senior Notes due 2025 (the “notes”).

Final Maturity Date:	November 15, 2025.

Public Offering Price:	99.812% of principal amount plus accrued interest, if any, from and including October 29, 2018.

Coupon:	4.400% per annum.

Interest Payment Dates:	May 15 and November 15.

Record Dates:	May 1 and November 1.

First Interest Payment Date:	May 15, 2019.

Benchmark UST:	3.000% UST due September 30, 2025.

Benchmark UST Price & Yield:	99-06 / 3.131%.

Spread to Benchmark UST:	130 basis points.

Yield to Maturity:	4.431%.

Optional Redemption:	At any time prior to September 15, 2025, the Company may redeem the notes, in whole or in part at any time or in part from time to time, at the Company’s option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes being redeemed (assuming for this purpose, that the notes mature on September 15, 2025) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 20 basis points.

On or after September 15, 2025, the Company may redeem the notes, in whole or in part at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

In each case, the Company will also pay accrued and unpaid interest on the notes to, but excluding, the redemption date.

Mandatory Offer to Redeem Upon Change of Control Triggering Event:	If the Company experiences a change of control triggering event, the Company must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

Special Mandatory Redemption:	If the Canopy Investment (as defined in the Preliminary Prospectus Supplement) is not consummated on or prior to April 1, 2019 or prior to such date the Purchase Agreement (as defined in the Preliminary Prospectus Supplement) is terminated without the completion of the Canopy Investment, the Company will be required to redeem the notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date (as defined in the Preliminary Prospectus Supplement).

Trade Date:	October 22, 2018.

Settlement Date:	October 29, 2018, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Distribution:	SEC Registered.

CUSIP/ISIN Numbers:	CUSIP: 21036PBB3

ISIN: US21036PBB31

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

J.P. Morgan Securities LLC

Goldman Sachs & Co. LLC

BBVA Securities Inc.

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp.

BNP Paribas Securities Corp.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities LLC

Fifth Third Securities, Inc.

Siebert Cisneros Shank & Co. L.L.C.

The issuer and the subsidiary guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer or any Joint Bookrunner will arrange to send you the prospectus, at no cost, if you request it by calling, as applicable, (i) the issuer’s Secretary at 1-585-678-7100, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll free), (iii) J.P. Morgan Securities LLC at 1-212-834-4533 (collect) or (iv) Goldman Sachs & Co. LLC toll free at 1-866-471-2526.